

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Paul Peter Tak, M.D., Ph.D.
Chief Executive Officer and President
Candel Therapeutics, Inc.
117 Kendrick St Suite 450
Needham, MA 02494

> **Re: Candel Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 31, 2021**
> **CIK No. 0001841387**

Dear Dr. Tak:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Capitalization, page 80

1. Please exclude the amount of your cash and cash equivalents from the amount of your total capitalization.

Paul Peter Tak, M.D., Ph.D.
Candel Therapeutics, Inc.
April 9, 2021
Page 2

       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Life Sciences

cc: Robert E. Puopolo, Esq.